AB

UF 4-2-02

02019503

ITED STATES
D EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 28 2002 336

SEC FILE NUMBER
8- 51915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~WORLD FINANCIAL GROUP, INC.~~ NW! NW! World Financial Capital Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 RECTOR STREET, 13TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE F. BALMER (646) 248-7340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LICHTER, WEIL & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

7250 BEVERLY BOULEVARD, SUITE 207, LOS ANGELES, CA 90036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UF 4-4-02

OATH OR AFFIRMATION

I, GEORGE F. BALMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WORLD FINANCIAL GROUP, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

George F Balmer
Signature

CHIEF FINANCIAL OFFICER
Title

Nellie Crescio
Notary Public

NELLIE P. CRESCIO
Notary Public, State of New York
No. [illegible]
Qualified in New York County
Commission Expires March 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD FINANCIAL GROUP, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

LICHTER, WEIL & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
7250 BEVERLY BOULEVARD, SUITE 207
LOS ANGELES, CA 90036
(323) 549-3190 TELEPHONE
(323) 549-0227 FACSIMILE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILE

Independent Auditor's Report

The Board of Directors
World Financial Group, Inc.
New York, New York

We have audited the accompanying statements of financial condition of World Financial Group, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity and cash flows for the year ended December 31, 2001 and from inception (October 29, 1999) through December 31, 2000. These financial statements are the representations of World Financial Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence to support the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Financial Group, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year ended December 31, 2001 and the period October 29, 1999 through December 31, 2000 in conformity with generally accepted accounting principles.

The schedules of calculations of net capital and aggregate indebtedness, reconciliation of computation of net capital, computation for determination of the reserve requirements and information relating to the possession and control requirements, in this report, although not considered necessary for a presentation of financial position, are presented in order to conform to requirements of the Securities and Exchange Commission. This supplemental information has been subjected to the audit procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Weil & Associates

Los Angeles, California
February 8, 2002

WORLD FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Current Assets		
Cash	$7,356	$1,920
Receivable from brokers and dealers	113,977	60,937
Marketable Securities	979,780	0
Other receivables	24,447	0
Prepaid expenses	12,575	6,187
Total current assets	1,138,135	69,044
Fixed Assets		
Furniture and equipment (net)	61,734	0
Total fixed assets	61,734	0
Other Assets		
Clearing deposit	35,000	35,000
Deposits	19,643	1,274
Total other assets	54,643	36,274
	$1,254,512	$105,318

LIABILITIES and STOCKHOLDER'S EQUITY

	2001	2000
Current Liabilities		
Accounts payable and accrued expenses	$182,685	$76,155
Current portion, long term capital lease obligation	10,109	0
Total current liabilities	192,794	76,155
Long Term Liabilites		
Capital lease obligations, net of current portion	32,077	0
Total long term liabilities	32,077	0
Stockholder's Equity		
Common stock, no par value, authorized 1,000 shares, 160 shares issued and outstanding	160	160
Additional paid in capital	147,517	72,840
Retained earnings	881,963	(43,837)
Total Stockholder's Equity	1,029,640	29,163
Total Liabilities and Stockholder's Equity	$1,254,511	$105,318

Accountant's Report and notes are an integral part of these financial statements

WORLD FINANCIAL GROUP, INC.
STATEMENTS OF INCOME
FROM INCEPTION (OCTOBER 29, 1999) THROUGH DECEMBER 31, 2000
AND FOR THE YEAR ENDED DECEMBER 31, 2001

	2001	2000
Revenue		
Commissions and fees	$2,635,701	$71,367
Other	31,140	131
Total Revenue	2,666,841	71,498
Expense		
Commissions	1,037,127	33,566
Floor broker, exchange and clearance fees	149,265	4,165
Employee compensation and benefits	773,424	0
Selling expenses	210,484	0
Communications	204,441	24,689
Occupancy and equipment costs	200,408	0
Registration	48,645	17,839
Professional services	84,420	12,810
Other expenses	176,429	22,691
Total Expenses	2,884,643	115,760
Income (loss) from operations	(217,802)	(44,262)
Other (Income) and Expense		
Interest income	(4,366)	(1,161)
Interest expense	5,729	0
Realized investment (gain) loss	(260,495)	0
Unrealized investment (gain) loss	(903,788)	0
Depreciation	4,956	0
Bad debts	14,362	735
Total Other (Income) and Expense	(1,143,602)	(425)
INCOME BEFORE PROVISION FOR INCOME TAXES	925,800	(43,837)
Income tax provision	0	0
NET INCOME	$925,800	($43,837)

WORLD FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FROM INCEPTION (OCTOBER 29, 1999) THROUGH DECEMBER 31, 2000
AND FOR THE YEAR ENDED DECEMBER 31, 2001

	2001	2000
Common Stock		
Balance at beginning of period	$160	$0
Sale of stock	0	160
Balance at end of period	$160	$160
Additional Paid In Capital		
Balance at beginning of period	$72,840	$0
Contributions from stockholder	74,677	89,840
Distributions to stockholder	0	(17,000)
Balance at end of period	$147,517	$72,840
Retained Earnings		
Balance at beginning of period	($43,837)	$0
Net income (loss) for the period	925,800	(43,837)
Balance at end of period	$881,963	($43,837)

WORLD FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOW
FROM INCEPTION (OCTOBER 29, 1999) THROUGH DECEMBER 31, 2000
AND FOR THE YEAR ENDED DECEMBER 31, 2001

	2001	2000
CASH FLOW FROM OPERATING ACITIVITIES		
Net income (loss)	$925,800	($43,837)
Adjustments to reconcile net income to net cash profided by operating activities:		
Depreciation	4,956	0
Unrealized gain on investments	(903,788)	
Decrease(increase) in receivable from Brokers and Dealers	(53,041)	(60,937)
Decrease(increase) in other receivables	(24,447)	0
Decrease(increase) in prepaid expenses	(6,388)	(6,187)
Decrease(increase) in deposits	(18,369)	(36,274)
(Decrease) increase in accounts payable and accrued expenses	106,529	76,155
Total Adjustments	(894,548)	(27,243)
Net cash provided by (used in) operating activities	31,252	(71,079)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(20,881)	0
Purchase of investments	(75,992)	0
Net cash used in investing activities	(96,873)	0
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on capital lease obligations	(3,622)	0
Sale of common stock	0	160
Capital contribution	74,677	89,840
Distributions to stockholder	0	(17,000)
Net cash provided by financing activities	71,055	73,000
Net change in cash	5,434	1,921
Cash at beginning of period	1,921	0
Cash at end of period	$7,356	$1,921
Supplemental cash flow disclosures:		
Income tax payments	$0	$0
Interest payments	$5,729	$0
Noncash investing and financing activities:		
Additions of equipment on capital leases	$45,808	$0

WORLD FINANCIAL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

Note A - Nature Of Activities

The Company was formed as a corporation in the State of California to operate as a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates two offices in New York. The Company's primary source of revenue is providing brokerage services to customers, who are predominately individuals.

Note B - Accounting Policies

Revenue Recognition

The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Securities transactions and the related commission revenue and expense are recorded on a settlement date basis.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the settlement date. Profit and loss arising from all securities transactions entered into for the account and risk of the company are recorded on a settlement date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis.

Risks and Uncertainties

The Company believes that the diversity and breadth of the Company's products and services offering to customers, as well as the general stability of the economies in the markets in which it operates, significantly mitigates the risk of a severe impact occurring in the near term as a result of changes in its customer base, competition, or composition of its markets.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with the accrual basis of accounting. Those estimates and assumptions affect the reported amounts of assets and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Receivable from Brokers and Dealers

All accounts are current and have been determined to be fully collectible and no adjustment or allowance has been made for bad debts.

Note B - Accounting Policies (Continued)

Customer Transactions

The Company does not hold inventory for customers. Securities transactions are cleared through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents.

Note C – Cash

The Company maintains its cash balance at a bank located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2001 and 2000 there were no uninsured portions of the balances held at the bank.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2001 and 2000, the Company had net capital requirements of $12,180 and $5,077, respectively and actual net capital of approximately $197,936 and $21,702, respectively.

Note E – K(2)(ii) Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F - Income Tax provision

As of December 31, 2001 and 2000, the Company has made no provision for federal and state taxes due to the operating loss for the periods.

WORLD FINANCIAL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2001 AND 2000

Note G – Marketable Securities

At December 31, 2001 the Company included Marketable Securities on its balance sheet. These securities are recorded at fair market value as of December 31, 2001. The Company has recorded an unrealized gain of $903,788, which is included in net income.

Note H – Furniture and Equipment

	2001	2000
Equipment under capital leases	$45,808	$ 0
Furniture	20,881	0
Total fixed assets	66,689	0
Less accumulated depreciation	(4,955)	0
Net fixed assets	$61,734	$ 0

Note I – Lease Commitments

The Company has entered into various non-cancelable operating lease agreements for office facilities. These leases are for varying terms and include annual rent escalation clauses. The Company leases equipment and furniture under capital lease agreements.

The minimum annual amounts due under operating and capital leases are:

Year ending December 31,	Capitalized Leases	Operating Leases
2002	$ 17,889	$ 56,146
2003	17,889	58,953
2004	13,912	61,901
2005	8,344	64,996
2006	5,817	38,997
Total minimum payments	63,851	$280,993
Amount representing interest	21,665	
Present value of net lease payments	42,186	
Current portion	10,109	
Long term portion	$ 32,077	

Rent expense for the operating lease for 2001 and 2000 was $27,993 and $0, respectively.

Note J – Subsequent Events

On January 15, 2002 the Company opened a branch office in Miami, Florida. Related to this office the Company entered into an operating lease at $3,900 per month for one year.

On March 11, 2002 the Company moved one of its New York offices and entered into a new operating lease agreement for that office. The terms of the lease are for the period March 1, 2002 through February 28, 2009. The agreement calls for monthly rent of $7,366.70, which escalates annually to a mximum of $11,167.92 per month during the last year of the lease.

Note K – Related Party Transactions

Two officers of the Company were also officers of another Broker Dealer that ceased operations in November 2001. The Company shared office space and clerical employees for a period of time during 2001. The Company paid for certain expenses and pro-rata charged the other firm and vice-versa. At December 31, 2001 the Company owed $5,559 to the other firm for such expenses.

WORLD FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2001 AND 2000

World Financial Group, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

WORLD FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS
DECEMBER 31, 2001 AND 2000

SCHEDULE I

	2001	2000
EQUITY - END OF YEAR	$1,029,640	$29,163
Less Non Allowable Assets		
Prepaid expenses	12,575	6,187
Securities not readibly marketable	697,002	
Other receivables	24,447	0
Fixed assets	15,926	0
Deposits	19,643	1,274
Total Non Allowable Assets	769,593	7,461
Net capital before haircuts	260,047	21,702
(Increase) Decrease in Hair Cuts or Undue Concentration	62,111	0
NET CAPITAL	$197,936	$21,702
Total Liabilities	224,871	76,155
Aggregated Indebtedness	224,871	76,155
Less Capital Lease Obligations	(42,186)	0
Net Aggregated Indebtedness	182,685	76,155
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	12,180	5,077
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	12,180	5,077
Excess Net Capital	185,756	16,625
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$175,449	$14,087

WORLD FINANCIAL GROUP, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II
DECEMBER 31, 2001 AND 2000

SCHEDULE II

	2001	2000
NET CAPITAL PER FOCUS II REPORT	$202,502	$21,703
Increase (Decrease) in Income due to audit adjustments	(4,566)	0
Increase (Decrease) in Income due to reporting error	0	0
(Increase) Decrease in Hair Cuts Undue Concentration	0	0
Rounding	0	(1)
NET CAPITAL	$197,936	$21,702

LICHTER, WEIL & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
7250 BEVERLY BOULEVARD, SUITE 207
LOS ANGELES, CA 90036
(323) 549-3190 TELEPHONE
(323) 549-0227 FACSIMILE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE, SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILE

The Board of Directors
World Financial Group, Inc.
New York, New York

We have examined the financial statements of World Financial Group, Inc. as of December 31, 2001 and 2000 and have issued our report thereon dated February 8, 2002. As part of our examination, we reviewed and tested the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and to use the reliability of financial records to prepare financial statements and maintain accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily required estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of the financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in condition, and that the degree of compliance with procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the periods ended December 31, 2001 and 2000, which was made for the purpose set forth in the first paragraph above, would not necessarily disclose all weaknesses in the system which may have existed during the period under review. Accordingly, we do not express an opinion on the system of internal accounting control of World Financial Group, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness practical of correction.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, and should not be used for any other purpose.

If you have any questions, we will be happy to discuss them with you.

Sincerely,

Lichter, Weil & Associates

Los Angeles, California
February 8, 2002